Exhibit 99.4

The COVID-19 pandemic may continue to adversely impact our business and results of operations.

In December 2019, the COVID-19 virus, commonly known as “coronavirus”, surfaced in Wuhan, China. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 disease has spread from China to many other countries including the U.S., the U.K. and the E.U., with the number of reported cases and related deaths still increasing daily and, in many countries, at a very rapid pace.

As the COVID-19 virus continues to grow, including in the countries in which we operate, the outbreak and related counter-measures have had and will continue to have an adverse effect on our results of operations. For example, in the second half of March 2020, we have seen a considerable decrease in our sample volume related to our diagnostics segment. In late April 2020, when the slowdown was at its peak, we experienced a temporary decline of more than 50% below our normal volume, which had a negative impact on our revenues for the diagnostics segment.

There is a continued risk that COVID-19 may disrupt our supply chain, particularly as it relates to the United States (from where a significant proportion of our sequencing products are sourced) as well as other countries in which we operate and from where we receive tests, as well as international trade and business activities more generally. The magnitude of the impact on us will depend on future developments, which remain highly uncertain and can still not be predicted with confidence, including, among other things, the duration of the outbreak, the occurrence of a second wave, and counter-measures. The effects of COVID-19 on us, and on the environment in which we operate, has resulted, and may continue to result, in significant volatility of the trading price of our common shares.

The COVID-19 pandemic has materially and adversely affected economies all over the world, with financial markets globally experiencing material declines and very elevated volatility, signaling a likely economic downturn and adverse impact on GDP and broader economic conditions, including in Germany and the United States. Various governments have reacted with legislative and regulatory measures including unprecedented monetary and fiscal policy actions across all sectors, and there remains significant uncertainty as to timing of stabilization and recovery and no assurance that the responses from central banks (which include reductions in interest rates and liquidity support) and financial support and fiscal spending by certain governments will be sufficient to support the U.S. or other economies or that financial markets will return to normal.

As there remains significant uncertainty relating to the potential effect of the COVID-19 virus on the economies worldwide and our business, we are unable to provide a reasonable estimate of the related financial impact at this time. Any of the factors above could have a material adverse effect on our business, financial condition, rating and results of operations and may also have the effect of heightening many of the other risks described in the “Risk Factors” section in our annual report for the year ended December 31, 2019, filed with the United States Securities Exchange Commission on Form 20-F on April 23, 2020. For further information on the impact of COVID-19 on our business and results of operations, please also see the notes to our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 attached to this Form 6-K as Exhibit 99.3.

We are and may continue to be involved in legal proceedings in the course of our business, and while we cannot predict the outcomes of those proceedings and other contingencies with certainty, some of these outcomes may adversely impact our business.

We are and may continue to be involved in legal proceedings such as intellectual property, consumer, employment, contractual and other litigation that may arise from time to time in the course of our business. We may also be affected by legal proceedings between third parties (such as challenges to governmental procurement contracts or intellectual property disputes between third parties). Litigation is inherently unpredictable, and the outcome of some of these proceedings and other contingencies could require us to take or refrain from taking actions which could adversely impact our business or could result in excessive verdicts. Additionally, involvement in these lawsuits and related inquiries and other proceedings may involve significant expense, divert management’s attention and resources from other matters, and negatively affect our reputation.